Soyo letterhead

March 18, 2008

Via Edgar and FAX 202-772-9218 Mail Stop 6010

U.S. Securities and Exchange Commission Division of Corporation Finance 450 Fifth Street, N.W.
Washington, D.C.  20549
Attention:        Mr. Brian Cascio
                  Mr. Gary Todd

Dear Messrs. Cascio and Todd:

As I discussed with Mr. Gary Todd on the morning of March 13, 2008, I am writing to further clarify the position of Soyo Group, Inc. (the "Company") regarding its deferred tax assets and the related valuation allowance in the Company's previously filed Quarterly Reports on Form 10-Q for each quarterly period in 2007.

The Company's independent auditors have not yet finished their audit of the Company's 2007 financial statements, and I do not expect the audit to be completed until sometime next week. However, the audit is far enough along that I can say with a reasonable degree of certainty that the Company will report total revenues for 2007 exceeding $110,000,000, income from operations exceeding $3,500,000, and net income exceeding $2,000,000. As a result, the Company was able to utilize a large portion, if not all of its NOL benefits in 2007.

Based on the Company's internal budgets for 2008, which are based on customer forecasts, market data, and various other factors, the Company expects to release guidance to the marketplace shortly indicating that total revenues for 2008 are expected to exceed $140,000,000 and net income is expected to exceed $5,000,000, based on the Company's current capital structure and expected liquidity.

As a result of the Company's 2007 results of operations and 2008 forecast, management believes that the use of a valuation allowance with respect to the Company's deferred tax assets is no longer appropriate after December 31, 2006, and that any deferred tax assets are more likely than not to be realized in 2007 and thereafter. Therefore, the Company believes that there is no reason to amend the unaudited financial statements included in the previously filed Quarterly Reports on Form 10-Q for each quarterly period in 2007. The Company intends to make full disclosure regarding this change in accounting policy in its 2007 Form 10-K Annual Report to be filed shortly.

In connection with responding to the staff's comments, the Company hereby acknowledges that:

     o it is responsible for the adequacy and accuracy of the disclosure in the filings;

     o staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and


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     o    it may not  assert  staff  comments  as a defense  in any  proceedings initiated by the Commission or any person under the federal securities laws of the United States.


In the event that the staff has any further requests or matters seeking clarification, please feel free to contact me or Mr. Eric Strasser at 909-292-2518, fax 909-292-2549, or Mr. Strasser's cell phone at 909-631-6716.

Sincerely,




Nancy Chu
Chief Financial Officer